                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         _____________________________

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[x] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED].
For the year ended December 31, 2000

                                       OR

[] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________

Commission file number 1-3506

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Salaried 401(k) Plan.

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

Georgia-Pacific Corporation
Salaried 401(k) Plan

(Formerly Georgia-Pacific Corporation
Savings and Capital Growth Plan)

Financial Statements and Schedule
as of December 31, 2000 and 1999
Together With Auditors' Report

                          GEORGIA-PACIFIC CORPORATION

                              SALARIED 401(k) PLAN

     (Formerly Georgia-Pacific Corporation Savings and Capital Growth Plan)



                       FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2000 AND 1999


                               TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits--December 31, 2000 and 1999

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Schedule H, Line 4i--Schedule of Assets (Held at End of Year) --December 31, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants of the
Georgia-Pacific Corporation
Salaried 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the GEORGIA-PACIFIC CORPORATION SALARIED 401(k) PLAN (formerly Georgia-Pacific Corporation Savings and Capital Growth Plan) as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Georgia-Pacific Corporation Salaried 401(k) Plan as of December 31, 2000 and 1999 and the changes in its net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Arthur Andersen LLP

Atlanta, Georgia
June 8, 2001

                          GEORGIA-PACIFIC CORPORATION

                              SALARIED 401(k) PLAN

     (Formerly Georgia-Pacific Corporation Savings and Capital Growth Plan)


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2000 AND 1999




                                                     2000              1999
                                               --------------     --------------
ASSETS:
 Contributions receivable:
   Employer                                    $    2,497,040     $            0
   Participants                                     1,875,222                  0
                                               --------------     --------------
       Total contributions receivable               4,372,262                  0
                                               --------------     --------------
 Investments, at market value:
   Interest in master trusts                      305,637,720        208,108,328
   Mutual funds                                 1,036,176,205      1,184,503,696
   Participant loans                               31,115,824         24,448,543
                                               --------------     --------------
       Total investments                        1,372,929,749      1,417,060,567
                                               --------------     --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS         $1,377,302,011     $1,417,060,567
                                               ==============     ==============



        The accompanying notes are an integral part of these statements.

                          GEORGIA-PACIFIC CORPORATION

                              SALARIED 401(k) PLAN

     (Formerly Georgia-Pacific Corporation Savings and Capital Growth Plan)


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000




INVESTMENT LOSS:
 Interest and dividend income from investments                  $   40,231,019
 Net depreciation in market value of mutual funds                  (69,498,806)
 Net loss from master trusts                                       (66,073,007)
 Interest on participant loans                                       2,495,825
                                                                --------------
       Total investment loss                                       (92,844,969)
                                                                --------------
CONTRIBUTIONS:
 Participants                                                       70,958,713
 Employer                                                           39,519,279
                                                                --------------
       Total contributions                                         110,477,992
                                                                --------------
AMOUNTS DISTRIBUTED TO PARTICIPANTS                                (99,259,428)
                                                                --------------
FEES                                                                  (107,004)
                                                                --------------
NET TRANSFERS INTO PLAN (Note 1)                                    41,974,853
                                                                --------------
NET DECREASE                                                       (39,758,556)

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year        1,417,060,567
                                                                --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year             $1,377,302,011
                                                                ==============


         The accompanying notes are an integral part of this statement.

                          GEORGIA-PACIFIC CORPORATION

                              SALARIED 401(k) PLAN


     (Formerly Georgia-Pacific Corporation Savings and Capital Growth Plan)



                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2000 AND 1999

1.  ORGANIZATION AND PLAN DESCRIPTION

    The following brief description of the Georgia-Pacific Corporation Salaried 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

    General

    The Plan is a defined contribution plan covering certain groups of salaried employees of Georgia-Pacific Corporation (the "Employer" or "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Effective January 1, 2000, the Plan's name was changed from the Georgia-Pacific Corporation Savings and Capital Growth Plan to the Georgia-Pacific Corporation Salaried 401(k) Plan.

    Eligible employees may elect to participate in the Plan beginning on the first pay date in any month after completing three full calendar months of service. The participant becomes eligible for matching contributions beginning the first day of the month following completion of one year of service.

    Plan assets are held in trust funds and are invested on the participants' behalf, with all investment earnings for each fund credited to the accounts of participants based on their proportionate share of the fund. Vanguard Fiduciary Trust Company (the "Trustee") is the Trustee and custodian of the Plan.

    Effective January 1, 2000, the Georgia-Pacific Tissue Salaried 401(k) Plan and the Georgia-Pacific Tissue Hourly 401(k) merged into the Plan transferring assets of $24,397,163 on November 20, 2000 and $268,185 on October 16, 2000, respectively. In addition, the CeCorr 401(k) Plan and CeCorr Profit Sharing Plan transferred their assets to the Plan in the amount of $5,053,486 on July 28, 2000 and $19,337,488 on August 1, 2000,
    respectively. Color-Box Profit Sharing Plan spun off from the Plan transferring assets out of the Plan in the amount of $7,081,469 on July 31, 2000.

    Contributions

    The Plan allows participants to contribute up to 15% of their eligible compensation on a before-tax basis subject to annual limitation specified by the Internal Revenue Code.

    Prior to January 1, 2000, the employer matching contribution was 3.75% of compensation consisting of $.75 for every $1 of before-tax contributions for the first 3% of compensation and $.50 for every $1 of before-tax contributions for the next 3% of compensation. The capital growth component provided for employer contributions to eligible salaried employees, accounts equal to 3% of employees' eligible earnings, not to exceed $3,000.

    Effective January 1, 2000, the employer match is 100% of before-tax contributions for the first 3% of compensation and $.50 for every $1 of before-tax contributions for the next 5% of compensation. The Employer no longer makes capital growth contributions.

    Participants of the Plan are 100% vested in their contributions and all prior capital growth contributions. Effective January 1, 2000, employer matching contributions become 100% vested after completion of three years of service. These matching contributions are also 100% vested when an employee reaches age 59 1/2, dies, or becomes disabled. Prior to January 1, 2000, employees were vested in the Company's matching contributions at the rate of 20% for each year of service so that full vesting occurs after five years of service.

    The Plan allows participant contributions, and any investment income earned thereon, to be allocated between any of the available investment funds offered by the Plan. Participants may change investment allocations at any time. Employer matching contributions are invested based on the allocation chosen by the participant.

    Contributions are transferred to the Trustee twice a month and invested in the Vanguard Treasury Money Market Fund until they can be credited to participants' accounts and invested in accordance with the participants' investment elections. Earnings on the short-term investments are allocated to the participants' accounts balances once each year.

    Forfeitures

    Termination of employment for reasons other than retirement, disability, or death results in forfeiture of the nonvested portion of the employer matching contributions. Forfeitures are used to reduce future employer matching contributions. For the year ended December 31, 2000, forfeited balances totaled $386,137, of which $361,733 was used to reduce employer matching contributions for the 2000 plan year. As of December 31, 2000 and 1999, forfeited account balances are $424,402 and $399,998, respectively.

    Withdrawals and Termination

    A participant may withdraw all or a portion of his/her account balance related to his/her after-tax contributions at any time. For withdrawals of after-tax contributions made in 1987 or later, a portion of such withdrawals will be treated as investment income, subject to income taxes in the year received. Contributions excluded from gross income for federal income tax purposes can be withdrawn only in the case of a financial hardship and are subject to taxes in the year received. The withdrawals (either full or partial) are paid in cash and result in a suspension of the right to make participant contributions to the Plan for a period of at least 12 months.

    In the event of a participant's death, retirement, or disability, the participant or his/her beneficiary may elect to receive his/her entire account balance in cash and/or Georgia-Pacific Corporation--Group Common Stock or Georgia-Pacific Corporation--Timber Group Common Stock. Alternatively, participants may elect an annuity option. If termination occurs for other reasons, only vested amounts are distributed to the participant, and nonvested amounts are forfeited. Such forfeitures are used to reduce the Company's future contributions. If a former participant returns to the employment of the Company within five years of the termination date, previously forfeited amounts are reinstated to the participant's account.

    Participant Loans

    The Plan allows participants currently employed by the Company to obtain loans equal to the lesser of $50,000 or 50% of their total vested account balances. Loans bear interest at a rate equal to the prime lending rate plus one at the date of origination of the loan. Loan repayments are generally made through payroll deductions and normally must be repaid within a five-year term unless the loan was used to purchase a primary residence, which could extend the term to 15 years. Loans become due and payable in full once a participant terminates employment. Interest rates ranged from 7% to 12.5% during the year ended December 31, 2000.

2.  SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting

    The accompanying financial statements have been prepared on the accrual basis of accounting.

    Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 established new disclosure requirements for defined contribution plans.

    Use of Estimates

    The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires plan management to use estimates and assumptions that affect the net assets available for plan benefits and the changes therein. Actual results could differ from these estimates.

    Investment Valuation

    Investments are presented at market value. Market values of mutual funds and common stock are determined principally from quotations as reported on various securities exchanges.

    The net depreciation in the market value of mutual funds in the accompanying statement of changes in net assets available for plan benefits reflects the net difference between the market value and cost at the beginning and end of the year for mutual funds held throughout the year as well as the difference between the year-end market value and cost for mutual funds purchased during the year. For mutual funds sold or distributed during the year, the net depreciation reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.

3.  INCOME TAX STATUS

    The Internal Revenue Service issued a determination letter dated July 22, 1996 stating that the Plan was designed in accordance with applicable Internal Revenue Code ("IRC") requirements as of that date. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

4.  INVESTMENTS

    Investment Options

    Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of the following investment options:

        Fixed Income Options

        The general investment objective for these options is to provide a high level of current income.

        The Vanguard Short-Term Treasury Fund is principally invested in short-term government bills, notes, and bonds and has an average maturity of two to three years.

        The Vanguard Total Bond Market Index Fund invests in U.S. government bonds, high-quality corporate bonds, and mortgage-backed securities. The objective of the Vanguard Total Bond

        Market Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index.

        The Loomis Sayles Bond Fund--Institutional Class is invested in bonds, including corporate and convertible bonds. This fund seeks to provide a high total investment return through a combination of current income and capital appreciation.

        Company Stock Options

        The following two company stock funds are available as investment options:

        The Georgia-Pacific Group Stock Fund is invested principally in shares of Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock ("Group Stock Fund Master Trust").

        The Georgia-Pacific Timber Stock Fund is invested principally in shares of Georgia-Pacific Corporation--Timber Group Common Stock.

        Balanced Options

        The objectives of these options are to conserve principal, to pay current income, and to achieve long-term growth of principal and income by investing in a combination of stocks, bonds, and cash reserves.

        The Vanguard Balanced Index Fund is invested in two Vanguard funds: 60% in a stock fund and 40% in a bond fund. This option seeks to provide income and long-term growth of capital.

        The Vanguard LifeStrategy Growth Fund is invested in four Vanguard funds: a stock fund, an international stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide long-term growth of capital and income.

        The Vanguard LifeStrategy Income Fund is invested in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income.

        The Vanguard LifeStrategy Conservative Growth Fund is invested in five Vanguard funds: a stock fund, an international stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income and moderate long-term growth of capital.

        The Vanguard LifeStrategy Moderate Growth Fund is invested in four Vanguard funds: an international stock fund, a stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide a reasonable level of income and long-term growth of capital.

        Growth and Income Options

        The goal of these options is to achieve long-term growth of principal and income and reasonable current income.

        The Vanguard 500 Index Fund is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index.

        The Vanguard Total Stock Market Index Fund is invested in a large sample of stocks that match certain characteristics of the Wilshire 5000 Equity Index. The investment objective of this fund is to provide long-term growth of capital and income.

        The Vanguard Windsor II Fund is invested in a diversified group of out-of-favor stocks of large capitalization companies. This fund's objective is to provide long-term growth of capital and income from dividends.

        Growth Options

        The objective of these options is to achieve long-term growth of capital; dividend income is incidental.

        The Vanguard Extended Market Fund seeks to match the performance of the Wilshire 4500 Equity Index. This fund seeks to provide long-term growth of capital.

        The Vanguard PRIMECAP Fund is invested in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams. This fund seeks to provide long-term growth of capital.

        Aggressive Growth Options

        The goal of this option is to achieve maximum long-term capital growth by investing in stocks of small companies or narrow market segments.

        The Vanguard Small-Cap Index Fund is invested in a large sample of stocks that match certain characteristics of the Russell 2000 Index Stocks. This fund seeks to provide long-term growth of capital.

        Money Market Option

        The goal of this option is to provide maximum current income consistent with preservation of capital and liquidity.

        The Vanguard Treasury Money Market Fund is invested exclusively in U.S. government obligations.

        International Option

        The goal of this option is to achieve long-term growth of capital by investing in the stocks of companies located outside the United States.

        The Vanguard International Growth Fund invests primarily in the stocks of companies based outside the United States. This fund seeks to provide long-term capital appreciation.

    Significant Investments

    Individual investments that represent 5% or more of the fair value of net assets available for plan benefits are as follows as of December 31, 2000 and 1999:

                                                      2000           1999
                                                  ------------   ------------
Vanguard Short-Term Treasury Fund                 $214,651,104   $254,589,987
Georgia-Pacific Group Stock Fund Master Trust      269,524,947    170,066,820
Vanguard Balanced Index Fund                        79,468,309     89,994,687
Vanguard 500 Index Fund                            436,180,866    549,189,940
Vanguard PRIMECAP Fund                              93,388,644            N/A
Vanguard Treasury Money Market Fund                 70,403,177    121,445,858

5.  MASTER TRUSTS

    Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust (the "Master Trust"). The Master Trust was established to hold, administer, and invest the assets of the Georgia-Pacific Stock Funds of certain defined contribution plans qualified under Internal Revenue Code section 401(k) administered by the Company.

    On December 16, 1997, the shareholders of the Company approved the conversion of all Georgia-Pacific Common Stock into Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock and to distribute one share of a new class of Common Stock, Georgia-Pacific Corporation--Timber Group Common Stock. As a result, the assets of the Master Trust were transferred on a pro rata basis into the newly created Georgia-Pacific Group Stock Fund Master Trust ("Group Master Trust") and the Georgia-Pacific Timber Stock Fund Master Trust ("Timber Master Trust").

    The market values of the master trusts are allocated to the individual participating plans based on the relative value of the assets of each plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated daily to the individual participating plans based on the relative market values at the beginning of each day.

    The Plan's interest in the Group Master Trust as of December 31, 2000 and 1999 and for the years then ended is approximately 71% and 72%, respectively. A summary of the Group Master Trust as of December 31, 2000 and 1999 is shown below:

                                                          2000           1999
                                                     ------------   ------------
      Investments, at market:
       Georgia-Pacific Corporation--Georgia-Pacific
         Group Common Stock                          $380,478,505   $231,843,864

      Vanguard Treasury Money Market Fund               4,045,492            100
                                                     ------------   ------------
             Total investments                        384,523,997    231,843,964
                                                     ------------   ------------
      Receivables:
       Interest                                            16,656          6,686
       Other receivables                                  679,748      6,704,850
                                                     ------------   ------------
             Total receivables                            696,404      6,711,536
                                                     ------------   ------------
      Less payables                                     4,054,729      4,101,110
                                                     ------------   ------------
      Net assets of the Group Master Trust           $381,165,672   $234,454,390
                                                     ============   ============

     A summary of the net appreciation of the Group Master Trust, which comprises the net investment loss for all participating plans for the year ended December 31, 2000, is shown below:


      Interest and dividends                                 $   5,209,298
      Net depreciation in market value of common stock        (106,911,424)
      Investment expense                                          (134,316)
                                                             -------------
      Net investment loss from the Group Master Trust        $(101,836,442)
                                                             =============

     The Plan's interest in the Timber Master Trust as of December 31, 2000 and 1999 and for the years then ended is approximately 77% and 80%, respectively. A summary of the Timber Master Trust as of December 31, 2000 and 1999 is shown below:

                                                         2000         1999
                                                     -----------  -----------
     Investments, at market:
      Georgia-Pacific Corporation--Timber Group
        Common Stock                                 $46,228,979  $47,775,036
      Vanguard Treasury Money Market Fund                487,389      769,286
                                                     -----------  -----------
            Total investments                         46,716,368   48,544,322
                                                     -----------  -----------
     Receivables:
      Interest                                             3,040        2,401
      Other receivables                                       11      354,749
                                                     -----------  -----------
            Total receivables                              3,051      357,150
                                                     -----------  -----------
     Less payables                                        77,287      916,221
                                                     -----------  -----------
     Net assets of the Timber Master Trust           $46,642,132  $47,985,251
                                                     ===========  ===========

    A summary of income and net appreciation of the Timber Master Trust, which comprises the net investment gain for all participating plans for the year ended December 31, 2000, is shown below:

     Interest and dividends                                  $ 1,704,640
     Net appreciation in market value of common stock          8,378,081
     Investment expense                                          (42,424)
                                                             -----------
     Net investment gain from the Timber Master Trust        $10,040,297
                                                             ===========
6.  PLAN TERMINATION

    The Company has reserved the right to amend, modify, suspend, or terminate the Plan at any time. In the event the Company terminates the Plan, each participant's account balance would be fully vested.

7.  RELATED-PARTY TRANSACTIONS

    Certain plan investments are shares of mutual funds managed by the Trustee and shares of common stock of the Company, the administrator of the Plan. As such, these transactions qualify as party-in-interest transactions.

8.  RECONCILIATION TO THE FORM 5500

    The Plan's net assets available for plan benefits at December 31, 2000 and 1999 include $1,619,349 and $7,429,432, respectively, for participants who have elected distributions but have not yet been paid. In the Plan's Form 5500 for the years ended December 31, 2000 and 1999, these amounts are reflected as benefit claims payable and are included in benefit payments to participants or beneficiaries.

9.  SUBSEQUENT EVENTS

    Effective April 1, 2001, Unisource Worldwide, Inc. Retirement Savings Plan ("Unisource RSP") will merge into the Plan. All assets and liabilities of the Unisource RSP will be transferred to the Plan, and no employee will become a participant in the Unisource RSP on or after April 1, 2001.

                                                                      SCHEDULE I

                          GEORGIA-PACIFIC CORPORATION

                              SALARIED 401(k) PLAN

     (Formerly Georgia-Pacific Corporation Savings and Capital Growth Plan)


         SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                               DECEMBER 31, 2000

                                                        Shares
                                                        or Face                Current
                Investment Description                  Amount     Cost         Value
    ------------------------------------------        ----------   ----        -------
    FIXED INCOME OPTIONS:
*     Vanguard Short-Term Treasury Fund               20,900,789    (a)    $  214,651,104
*     Vanguard Total Bond Market Index Fund            2,002,661    (a)        19,946,506
      Loomis Sayles Bond Fund--Institutional Class       337,605    (a)         3,733,915
                                                                           --------------
           Total fixed income options                                         238,331,525
                                                                           --------------
    COMPANY STOCK OPTIONS:
*     Georgia-Pacific Group Stock Fund Master Trust   29,099,452    (a)       269,524,947
*     Georgia-Pacific Timber Stock Fund Master Trust   8,213,048    (a)        36,112,773
                                                                           --------------
           Total company stock options                                        305,637,720
                                                                           --------------
    BALANCED OPTIONS:
*     Vanguard Balanced Index Fund                     4,165,006    (a)        79,468,309
*     Vanguard LifeStrategy Income Fund                  259,393    (a)         3,372,109
*     Vanguard LifeStrategy Growth Fund                  970,683    (a)        19,015,675
*     Vanguard LifeStrategy Conservative Growth Fund     443,916    (a)         6,525,562
*     Vanguard LifeStrategy Moderate Growth Fund         638,641    (a)        11,010,163
                                                                           --------------
           Total balanced options                                             119,391,818
                                                                           --------------
    GROWTH AND INCOME OPTIONS:
*     Vanguard 500 Index Fund                          3,579,360    (a)       436,180,866
*     Vanguard Total Stock Market Index Fund             442,609    (a)        12,950,736
*     Vanguard Windsor II Fund                           338,680    (a)         9,212,084
                                                                           --------------
           Total growth and income options                                    458,343,686
                                                                           --------------
    GROWTH OPTIONS:
*     Vanguard Extended Market Index Fund                297,762    (a)         7,926,426
*     Vanguard PRIMECAP Fund                           1,546,682    (a)        93,388,644
                                                                           --------------
           Total growth options                                               101,315,070
                                                                           --------------
    AGGRESSIVE GROWTH OPTION:
*     Vanguard Small-Cap Index Fund                      410,556    (a)         7,981,208
                                                                           --------------
    MONEY MARKET OPTION:
*     Vanguard Treasury Money Market Fund             70,403,177    (a)        70,403,177
                                                                           --------------
    INTERNATIONAL OPTION:
*     Vanguard International Growth Fund               2,141,480    (a)        40,409,721
                                                                           --------------
    PARTICIPANT LOANS                                                          31,115,824
                                                                           --------------
           Total investments                                               $1,372,929,749
                                                                           ==============

                  *Represents a party in interest to the Plan.

                           (a)  Participant-directed.

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         GEORGIA-PACIFIC CORPORATION SALARIED 401(k) PLAN


                         BY:  GEORGIA-PACIFIC CORPORATION, as plan administrator



Date:  June 25, 2001     By:  /s/ Danny W, Huff
                                  Danny W. Huff
                                  Executive Vice President--Finance
                                  and Chief Financial Officer

                               INDEX TO EXHIBITS



       Exhibit
        Number                      Description
       -------             ------------------------------
         23                Consent of Arthur Andersen LLP